UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

Commission File Number: 001-31221

Total number of pages: 22

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: February 2, 2017	By:	/S/ KATSUYUKI TAKAGI
Katsuyuki Takagi
Head of Investor Relations

Information furnished in this form:

1.	Report filed on February 2, 2017 with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Financial Instruments and Exchange Act of Japan

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

MARCH 31, 2016 and DECEMBER 31, 2016

	Millions of yen
	March 31, 2016	December 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	¥354,437	¥179,601
Short-term investments	5,872	191,042
Accounts receivable	237,040	230,767
Receivables held for sale	972,851	961,178
Credit card receivables	276,492	343,822
Other receivables	381,096	383,760
Allowance for doubtful accounts	(17,427)	(20,103)
Inventories	153,876	143,270
Deferred tax assets	107,058	75,325
Prepaid expenses and other current assets	108,898	127,859

Total current assets	2,580,193	2,616,521

Property, plant and equipment:
Wireless telecommunications equipment	5,084,416	5,104,355
Buildings and structures	896,815	903,796
Tools, furniture and fixtures	468,800	463,275
Land	199,054	198,971
Construction in progress	190,261	227,849
Accumulated depreciation and amortization	(4,398,970)	(4,407,290)

Total property, plant and equipment, net	2,440,376	2,490,956

Non-current investments and other assets:
Investments in affiliates	411,395	370,689
Marketable securities and other investments	182,905	196,883
Intangible assets, net	615,013	597,394
Goodwill	243,695	236,967
Other assets	479,103	453,509
Deferred tax assets	261,434	233,594

Total non-current investments and other assets	2,193,545	2,089,036

Total assets	¥7,214,114	¥7,196,513

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥200	¥200
Short-term borrowings	1,764	1,870
Accounts payable, trade	793,084	720,342
Accrued payroll	53,837	42,098
Accrued income taxes	165,332	69,206
Other current liabilities	205,602	235,065

Total current liabilities	1,219,819	1,068,781

Long-term liabilities:
Long-term debt (exclusive of current portion)	220,200	220,070
Accrued liabilities for point programs	75,182	72,246
Liability for employees’ retirement benefits	201,604	208,957
Other long-term liabilities	137,983	138,377

Total long-term liabilities	634,969	639,650

Total liabilities	1,854,788	1,708,431

Redeemable noncontrolling interests	16,221	22,791

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	330,482	327,228
Retained earnings	4,413,030	4,721,964
Accumulated other comprehensive income (loss)	14,888	(12,487)
Treasury stock	(405,832)	(555,439)
Total NTT DOCOMO, INC. shareholders’ equity	5,302,248	5,430,946
Noncontrolling interests	40,857	34,345

Total equity	5,343,105	5,465,291

Commitments and contingencies

Total liabilities and equity	¥7,214,114	¥7,196,513

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

NINE MONTHS ENDED DECEMBER 31, 2015 and 2016

Consolidated Statements of Income

	Millions of yen
	Nine Months Ended December 31, 2015	Nine Months Ended December 31, 2016

Operating revenues:
Telecommunications services	¥2,099,632	¥2,225,197
Equipment sales	657,804	586,268
Other operating revenues	626,024	658,128

Total operating revenues	3,383,460	3,469,593

Operating expenses:
Cost of services (exclusive of items shown separately below)	887,566	969,354
Cost of equipment sold (exclusive of items shown separately below)	634,521	592,460
Depreciation and amortization	457,095	334,418
Selling, general and administrative	718,773	731,025

Total operating expenses	2,697,955	2,627,257

Operating income	685,505	842,336

Other income (expense):
Interest expense	(1,219)	(368)
Interest income	717	434
Other, net	(7,626)	3,763

Total other income (expense)	(8,128)	3,829

Income before income taxes and equity in net income (losses) of affiliates	677,377	846,165

Income taxes:
Current	207,485	199,214
Deferred	(37,701)	60,867

Total income taxes	169,784	260,081

Income before equity in net income (losses) of affiliates	507,593	586,084

Equity in net income (losses) of affiliates (including impairment charges of investments in affiliates)	(798)	5,306

Net income	506,795	591,390

Less: Net (income) loss attributable to noncontrolling interests	(14,346)	(1,964)

Net income attributable to NTT DOCOMO, INC.	¥492,449	¥589,426

Per share data
Weighted average common shares outstanding — Basic and Diluted	3,881,483,818	3,733,198,134

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥126.87	¥157.89

Consolidated Statements of Comprehensive Income
	Millions of yen
	Nine Months Ended December 31, 2015	Nine Months Ended December 31, 2016

Net income	¥506,795	¥591,390
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(1,402)	7,863
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	(108)	14
Foreign currency translation adjustment, net of applicable taxes	(10,929)	(36,653)
Pension liability adjustment, net of applicable taxes	(353)	997

Total other comprehensive income (loss)	(12,792)	(27,779)

Comprehensive income	494,003	563,611

Less: Comprehensive (income) loss attributable to noncontrolling interests	(14,289)	(1,560)

Comprehensive income attributable to NTT DOCOMO, INC.	¥479,714	¥562,051

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

THREE MONTHS ENDED DECEMBER 31, 2015 and 2016

Consolidated Statements of Income

	Millions of yen
	Three Months Ended December 31, 2015	Three Months Ended December 31, 2016
Operating revenues:
Telecommunications services	¥717,325	¥750,704
Equipment sales	240,959	206,160
Other operating revenues	210,189	224,386

Total operating revenues	1,168,473	1,181,250

Operating expenses:
Cost of services (exclusive of items shown separately below)	299,919	337,119
Cost of equipment sold (exclusive of items shown separately below)	248,184	228,337
Depreciation and amortization	159,988	113,880
Selling, general and administrative	237,451	245,175

Total operating expenses	945,542	924,511

Operating income	222,931	256,739

Other income (expense):
Interest expense	(674)	(11)
Interest income	333	143
Other, net	2,225	8,131

Total other income (expense)	1,884	8,263

Income before income taxes and equity in net income (losses) of affiliates	224,815	265,002

Income taxes:
Current	63,185	69,545
Deferred	(29,381)	11,842

Total income taxes	33,804	81,387

Income before equity in net income (losses) of affiliates	191,011	183,615

Equity in net income (losses) of affiliates (including impairment charges of investments in affiliates)	(2,379)	1,966

Net income	188,632	185,581

Less: Net (income) loss attributable to noncontrolling interests	(13,318)	(1,562)

Net income attributable to NTT DOCOMO, INC.	¥175,314	¥184,019

Per share data
Weighted average common shares outstanding — Basic and Diluted	3,881,483,812	3,714,091,197

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥45.17	¥49.55

Consolidated Statements of Comprehensive Income
	Millions of yen
	Three Months Ended December 31, 2015	Three Months Ended December 31, 2016
Net income	¥188,632	¥185,581
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	5,635	13,180
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	(65)	72
Foreign currency translation adjustment, net of applicable taxes	(9,948)	(4,916)
Pension liability adjustment, net of applicable taxes	(120)	357

Total other comprehensive income (loss)	(4,498)	8,693

Comprehensive income	184,134	194,274

Less: Comprehensive (income) loss attributable to noncontrolling interests	(13,194)	(1,585)

Comprehensive income attributable to NTT DOCOMO, INC.	¥170,940	¥192,689

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

NINE MONTHS ENDED DECEMBER 31, 2015 and 2016

	Millions of yen
	Nine Months Ended December 31, 2015	Nine Months Ended December 31, 2016
Cash flows from operating activities:
Net income	¥506,795	¥591,390
Adjustments to reconcile net income to net cash provided by operating activities–
Depreciation and amortization	457,095	334,418
Deferred taxes	(37,701)	60,867
Loss on sale or disposal of property, plant and equipment	17,555	24,574
Inventory write-downs	4,239	8,878
Impairment loss on marketable securities and other investments	475	2,070
Loss on sale of a subsidiary	13,117	—
Equity in net (income) losses of affiliates (including impairment charges of investments in affiliates)	798	(5,306)
Dividends from affiliates	9,464	8,413
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	21,079	4,884
(Increase) / decrease in receivables held for sale	(46,966)	11,673
(Increase) / decrease in credit card receivables	(18,651)	(32,410)
(Increase) / decrease in other receivables	(34,174)	281
Increase / (decrease) in allowance for doubtful accounts	2,594	2,549
(Increase) / decrease in inventories	(24,828)	1,544
(Increase) / decrease in prepaid expenses and other current assets	(7,976)	(22,822)
(Increase) / decrease in non-current receivables held for sale	1,921	29,141
Increase / (decrease) in accounts payable, trade	(82,682)	(23,224)
Increase / (decrease) in accrued income taxes	42,207	(96,056)
Increase / (decrease) in other current liabilities	37,846	28,974
Increase / (decrease) in accrued liabilities for point programs	(14,401)	(2,936)
Increase / (decrease) in liability for employees’ retirement benefits	4,275	7,376
Increase / (decrease) in other long-term liabilities	4,307	5,277
Other, net	(11,538)	(14,697)

Net cash provided by operating activities	844,850	924,858

Cash flows from investing activities:
Purchases of property, plant and equipment	(312,668)	(337,446)
Purchases of intangible and other assets	(141,412)	(142,444)
Purchases of non-current investments	(2,447)	(2,030)
Proceeds from sale of non-current investments	4,024	5,889
Purchases of short-term investments	(4,000)	(116,212)
Redemption of short-term investments	4,111	70,938
Proceeds from redemption of long-term bailment for consumption to a related party	80,000	—
Short-term bailment for consumption to a related party	—	(180,000)
Proceeds from redemption of short-term bailment for consumption to a related party	—	40,000
Other, net	(4,067)	(6,777)

Net cash used in investing activities	(376,459)	(668,082)

Cash flows from financing activities:
Proceeds from short-term borrowings	145,117	19,679
Repayment of short-term borrowings	(144,042)	(19,526)
Principal payments under capital lease obligations	(1,055)	(886)
Payments to acquire treasury stock	(0)	(149,607)
Dividends paid	(271,538)	(280,359)
Cash distributions to noncontrolling interests	(2,387)	(3,500)
Other, net	(2,467)	4,996

Net cash provided by (used in) financing activities	(276,372)	(429,203)

Effect of exchange rate changes on cash and cash equivalents	(1,008)	(2,409)

Net increase (decrease) in cash and cash equivalents	191,011	(174,836)
Cash and cash equivalents as of beginning of period	105,553	354,437

Cash and cash equivalents as of end of period	¥296,564	¥179,601

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income tax refunds	¥8,007	¥742
Cash paid during the period for:
Interest, net of amount capitalized	1,243	323
Income taxes	176,118	297,562

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Basis of presentation:

The accompanying quarterly consolidated financial statements of NTT DOCOMO, INC. and its subsidiaries (“DOCOMO”) were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted. Since DOCOMO’s American Depositary Shares were listed on the New York Stock Exchange in March 2002, DOCOMO has prepared its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the Securities and Exchange Commission of the United States of America.

2. Summary of significant accounting and reporting policies:

(a) Reclassifications

Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the presentation used for the nine months ended December 31, 2016.

(b) Change in Accounting Procedures for Consolidated Quarterly Financial Results

Change in depreciation method —

Previously, DOCOMO principally used the declining-balance method for calculating depreciation of property, plant, and equipment. Effective April 1, 2016, DOCOMO adopted the straight-line method of depreciation. Data traffic has recently grown due to increased use of smartphones. As a way of addressing the rising data traffic, DOCOMO provides LTE-Advanced services, using the carrier aggregation technology which enables higher speeds and capacities for the LTE services. With the introduction of the carrier aggregation technology, DOCOMO is able to use its frequencies more efficiently, bringing stability to DOCOMO’s operation of its wireless telecommunications equipment. As a result, DOCOMO believes that the straight-line depreciation method better reflects the pattern of consumption of the future benefits to be derived from those assets being depreciated. The effect of the change in the depreciation method is recognized prospectively as a change in the accounting estimate pursuant to the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 250, “Accounting Changes and Error Corrections.”

The change in depreciation method caused a decrease in “Depreciation and amortization” by ¥109,236 million and ¥39,806 million for the nine months ended December 31, 2016 and for the three months ended December 31, 2016, respectively. “Net income attributable to NTT DOCOMO, INC.” increased by ¥74,717 million and ¥27,227 million for the nine months ended December 31, 2016 and for the three months ended December 31, 2016, respectively. “Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.” increased by ¥20.01 and ¥7.33 for the nine months ended December 31, 2016 and for the three months ended December 31, 2016, respectively.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

(c) Recently issued accounting standards

Revenue from Contracts with Customers —

On May 28, 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09 “Revenue from Contracts with Customers (Topic 606),” which requires an entity to recognize the amount to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective.

The FASB also issued ASU 2016-08 “Principal versus Agent Considerations (Reporting Revenue Gross versus Net),” ASU2016-10 “Identifying Performance Obligations and Licensing” and ASU2016-12 “Narrow-Scope Improvements and Practical Expedients” in March, April and May 2016, respectively, to partially amend ASU 2014-09.

On August 12, 2015, the FASB issued ASU 2015-14 “Revenue from Contracts with Customers: Deferral of the Effective Date,” and deferred the effective date of ASU 2014-09 by one year. Consequently, the standard is expected to take effect for DOCOMO on April 1, 2018. Early adoption of the standard as of April 1, 2017 would also be permitted.

DOCOMO has not yet selected a transition method and is currently evaluating the effect that the ASU will have on DOCOMO’s consolidated financial statements and related disclosures.

Recognition and Measurement of Financial Assets and Financial Liabilities —

On January 5, 2016, the FASB issued ASU 2016-01 “Recognition and Measurement of Financial Assets and Financial Liabilities,” which significantly changes the income statement impact of equity investments held by an entity, and the recognition of changes in fair value of financial liabilities when the fair value option is elected. The new standard is effective for DOCOMO on April 1, 2018. DOCOMO is currently evaluating the effect of adopting the ASU.

Lease —

On February 25, 2016, the FASB issued ASU 2016-02 “Lease,” which requires all lessees to recognize the right-of-use asset and lease liability, principally. The new standard is effective for DOCOMO on April 1, 2019. DOCOMO is currently evaluating the effect of adopting the ASU.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

3. Equity:

(a) Dividends

The Companies Act of Japan (the “Companies Act”) provides that (i) dividends of earnings require approval at a general meeting of shareholders, (ii) interim cash dividends can be distributed upon the approval of the Board of Directors, if the articles of incorporation provide for such interim cash dividends and (iii) an amount equal to 10% of the decrease in retained earnings, as a result of a dividend payment, shall be contributed to a legal reserve that can be funded up to an amount equal to 25% of capital stock. The legal reserve is available for distribution upon approval of the shareholders. In accordance with (ii) above, a provision in NTT DOCOMO, INC.’s articles of incorporation stipulates that NTT DOCOMO, INC. may, pursuant to a resolution of the Board of Directors, pay interim dividends with a record date as of September 30th of the relevant year.

In the general meeting of shareholders held on June 16, 2016, the shareholders approved cash dividends of ¥131,622 million or ¥35 per share, payable to shareholders of record as of March 31, 2016, which were declared by the Board of Directors on April 28, 2016. The source of such dividends was “Retained earnings.” NTT DOCOMO, INC. started paying the dividends on June 17, 2016.

On October 28 2016, the Board of Directors declared interim cash dividends of ¥148,810 million or ¥40 per share, payable to shareholders of record as of September 30, 2016. The source of such dividends was “Retained earnings.” NTT DOCOMO, INC. started paying the interim cash dividends on November 22, 2016.

(b) Issued shares and treasury stock

With regard to the acquisition of treasury stock, Companies Act provides that (i) it can be executed according to a resolution of the general meeting of shareholders, and (ii) the acquisition of treasury stock through open market transactions can be done according to a resolution of the Board of Directors, if the articles of incorporation contain such a provision. In accordance with (ii) above, a provision in NTT DOCOMO, INC.’s articles of incorporation stipulates that NTT DOCOMO, INC. may repurchase treasury stock through open market transactions, by a resolution of the Board of Directors, for the purpose of improving capital efficiency and implementing flexible capital policies in accordance with the business environment.

On January 29, 2016, the Board of Directors resolved that NTT DOCOMO, INC. may repurchase up to 220,000,000 outstanding shares of its common stock for an amount in total not exceeding ¥500,000 million from February 1, 2016 through December 31, 2016.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

The changes in the number of issued shares and treasury stock were as follows. NTT DOCOMO, INC. has not issued shares other than shares of its common stock.

	Number of issued shares	Number of treasury stock
As of March 31, 2015	4,085,772,000	204,288,145

Acquisition of treasury stock through purchase of less-than-one-unit shares	—	43
As of December 31, 2015	4,085,772,000	204,288,188

Acquisition of treasury stock based on the resolution of the Board of Directors	—	120,867,062
Retirement of treasury stock	(127,229,000)	(127,229,000)

As of March 31, 2016	3,958,543,000	197,926,250

Acquisition of treasury stock based on the resolution of the Board of Directors	—	56,031,000
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	167

As of December 31, 2016	3,958,543,000	253,957,417

On February 5, 2016, the Board of Directors resolved that NTT DOCOMO, INC. may acquire up to 137,578,616 outstanding shares of its common stock by way of tender offer at an amount in total not exceeding ¥350,000 million from February 8, 2016 through March 7, 2016. Based on this resolution, NTT DOCOMO, INC. repurchased 120,867,062 shares of its common stock for a total purchase price of ¥307,486 million between February 2016 and March 2016.

On April 28, 2016, the Board of Directors resolved that NTT DOCOMO, INC. may acquire up to 99,132,938 outstanding shares of its common stock by way of the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (“ToSTNeT-3”) and market purchases in accordance with the discretionary dealing contract, at an amount in total not exceeding ¥192,514 million from May 2, 2016 through December 31, 2016.

Based on this resolution, NTT DOCOMO, INC. repurchased 9,021,000 shares of its common stock at ¥24,433 million using the ToSTNeT-3 on May 18, 2016, and also repurchased 47,010,000 shares of its common stock for a total purchase price of ¥125,174 million by way of market purchases in accordance with the discretionary dealing contract as of December 31, 2016.

The aggregate number and price of shares repurchased from our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION, were 117,924,500 shares and ¥300,000 million for the fiscal year ended March 31, 2016. NTT DOCOMO, INC. did not repurchase any shares from NIPPON TELEGRAPH AND TELEPHONE CORPORATION for the nine months ended December 31, 2016.

NTT DOCOMO, INC. also carried out compulsory acquisition of less-than-one-unit shares upon request.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

On March 25, 2016, the Board of Directors resolved that NTT DOCOMO, INC. would retire 127,229,000 shares held as treasury stock on March 31, 2016 and the share retirement on March 31, 2016 resulted in decreases of “Retained earnings” by ¥260,872 million.

The aggregate number and price of shares repurchased for the nine months ended December 31, 2015 and 2016 were as follows:

	Share/Millions of yen
	Nine months ended December 31, 2015	Nine months ended December 31, 2016
Aggregate number of shares repurchased	43	56,031,167
Aggregate price of shares repurchased	¥0	¥149,607

The aggregate number and price of shares repurchased for the three months ended December 31, 2015 and 2016 were as follows:

	Share/Millions of yen
	Three months ended December 31, 2015	Three months ended December 31, 2016
Aggregate number of shares repurchased	—	15,670,067
Aggregate price of shares repurchased	¥—	¥40,426

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

(c) Accumulated other comprehensive income (loss)

Changes in accumulated other comprehensive income (loss) —

Changes in accumulated other comprehensive income (loss), net of applicable taxes, for the nine months ended December 31, 2015 and 2016 were as follows:

	Millions of yen
	Nine months ended December 31, 2015
	Unrealized holding gains (losses) on available-for-sale securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Pension liability adjustment	Total
Balance as of March 31, 2015	¥67,620	¥(101)	¥16,871	¥(31,791)	¥52,599

Other comprehensive income (loss) before reclassifications	(319)	(130)	(10,666)	(868)	(11,983)
Amounts reclassified from accumulated other comprehensive income (loss)	(1,083)	22	(263)	515	(809)

Other comprehensive income (loss)	(1,402)	(108)	(10,929)	(353)	(12,792)

Less: other comprehensive (income) loss attributable to noncontrolling interests	(6)	—	63	—	57

Balance as of December 31, 2015	¥66,212	¥(209)	¥6,005	¥(32,144)	¥39,864

	Millions of yen
	Nine months ended December 31, 2016
	Unrealized holding gains (losses) on available-for-sale securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Pension liability adjustment	Total
Balance as of March 31, 2016	¥61,624	¥(218)	¥6,281	¥(52,799)	¥14,888

Other comprehensive income (loss) before reclassifications	8,846	(22)	(37,235)	(754)	(29,165)
Amounts reclassified from accumulated other comprehensive income (loss)	(983)	36	582	1,751	1,386

Other comprehensive income (loss)	7,863	14	(36,653)	997	(27,779)

Less: other comprehensive (income) loss attributable to noncontrolling interests	—	—	404	—	404

Balance as of December 31, 2016	¥69,487	¥(204)	¥(29,968)	¥(51,802)	¥(12,487)

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Changes in accumulated other comprehensive income (loss), net of applicable taxes, for the three months ended December 31, 2015 and 2016 were as follows:

	Millions of yen
	Three months ended December 31, 2015
	Unrealized holding gains (losses) on available-for-sale securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Pension liability adjustment	Total
Balance as of September 30, 2015	¥60,577	¥(144)	¥15,829	¥(32,024)	¥44,238

Other comprehensive income (loss) before reclassifications	6,410	(70)	(9,948)	(286)	(3,894)
Amounts reclassified from accumulated other comprehensive income (loss)	(775)	5	—	166	(604)

Other comprehensive income (loss)	5,635	(65)	(9,948)	(120)	(4,498)

Less: other comprehensive (income) loss attributable to noncontrolling interests	—	—	124	—	124

Balance as of December 31, 2015	¥66,212	¥(209)	¥6,005	¥(32,144)	¥39,864

	Millions of yen
	Three months ended December 31, 2016
	Unrealized holding gains (losses) on available-for-sale securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Pension liability adjustment	Total
Balance as of September 30, 2016	¥56,313	¥(276)	¥(25,035)	¥(52,159)	¥(21,157)

Other comprehensive income (loss) before reclassifications	13,179	60	(5,421)	(222)	7,596
Amounts reclassified from accumulated other comprehensive income (loss)	1	12	505	579	1,097

Other comprehensive income (loss)	13,180	72	(4,916)	357	8,693

Less: other comprehensive (income) loss attributable to noncontrolling interests	(6)	—	(17)	—	(23)

Balance as of December 31, 2016	¥69,487	¥(204)	¥(29,968)	¥(51,802)	¥(12,487)

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Reclassifications out of accumulated other comprehensive income (loss) to net income —

Amounts reclassified out of accumulated other comprehensive income (loss) to net income and affected line items in the consolidated statements of income for the nine months ended December 31, 2015 and 2016 were as follows:

	Millions of yen
	Amounts reclassified out of accumulated other comprehensive income (loss) (*1)
	Nine months ended December 31, 2015	Nine months ended December 31, 2016	Affected line items in the consolidated statements of income
Unrealized holding gains (losses) on available-for-sale securities	¥1,463	¥1,401	“Other, net” of “Other income (expense)”
	249	62	“Equity in net income (losses) of affiliates”

	1,712	1,463	Pre-tax amount
	(629)	(480)	Tax benefit (expense)

	1,083	983	Net-of-tax amount

Unrealized gains (losses) on cash flow hedges	(33)	(53)	“Equity in net income (losses) of affiliates”

	(33)	(53)	Pre-tax amount
	11	17	Tax benefit (expense)

	(22)	(36)	Net-of-tax amount

Foreign currency translation adjustment	263	—	“Other, net” of “Other income (expense)”
	—	(880)	“Equity in net income (losses) of affiliates”

	263	(880)	Pre-tax amount
	—	298	Tax benefit (expense)

	263	(582)	Net-of-tax amount

Pension liability adjustment	(767)	(2,552)	(*2)

	(767)	(2,552)	Pre-tax amount
	252	801	Tax benefit (expense)

	(515)	(1,751)	Net-of-tax amount

Total reclassified amounts	¥809	¥(1,386)	Net-of-tax amount

(*1)	Amounts in parentheses indicate decreased effects on net income.
(*2)	Amounts reclassified out of pension liability adjustment are included in the computation of net periodic pension cost.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Amounts reclassified out of accumulated other comprehensive income (loss) to net income and affected line items in the consolidated statements of income for the three months ended December 31, 2015 and 2016 were as follows:

	Millions of yen
	Amounts reclassified out of accumulated other comprehensive income (loss) (*1)
	Three months ended December 31, 2015	Three months ended December 31, 2016	Affected line items in the consolidated statements of income
Unrealized holding gains (losses) on available-for-sale securities	¥1,244	¥28	“Other, net” of “Other income (expense)”

	—	(0)	“Equity in net income (losses) of affiliates”
	1,244	28	Pre-tax amount

	(469)	(29)	Tax benefit (expense)

	775	(1)	Net-of-tax amount

Unrealized gains (losses) on cash flow hedges	(7)	(18)	“Equity in net income (losses) of affiliates”

	(7)	(18)	Pre-tax amount
	2	6	Tax benefit (expense)

	(5)	(12)	Net-of-tax amount

Foreign currency translation adjustment	—	(770)	“Equity in net income (losses) of affiliates”

	—	(770)	Pre-tax amount
	—	265	Tax benefit (expense)

	—	(505)	Net-of-tax amount

Pension liability adjustment	(247)	(845)	(*2)

	(247)	(845)	Pre-tax amount
	81	266	Tax benefit (expense)

	(166)	(579)	Net-of-tax amount

Total reclassified amounts	¥604	¥(1,097)	Net-of-tax amount

(*1)	Amounts in parentheses indicate decreased effects on net income.
(*2)	Amounts reclassified out of pension liability adjustment are included in the computation of net periodic pension cost.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

4. Segment information:

DOCOMO’s chief operating decision maker (the “CODM”) is its Board of Directors. The CODM evaluates the performance and makes resource allocations of its segments based on the information provided by DOCOMO’s internal management reports.

DOCOMO has three operating segments, which consist of telecommunications business, smart life business and other businesses.

The telecommunications business includes mobile phone services (LTE(Xi) services and FOMA services), optical-fiber broadband services, satellite mobile communications services, international services and the equipment sales related to these services. The smart life business includes video and music distribution, electronic books and other services offered through DOCOMO’s “dmarket” portal, as well as finance/payment services, shopping services and various other services to support our customers’ daily lives. The other businesses primarily include “Mobile Device Protection Service,” as well as the development, sales and maintenance of IT systems.

Accounting policies used to determine segment operating revenues and operating income (loss) are consistent with those used to prepare the consolidated financial statements in accordance with U.S. GAAP.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Segment operating revenues:
	Millions of yen
	Nine months ended December 31, 2015	Nine months ended December 31, 2016
Telecommunications business-
External customers	¥2,761,877	¥2,813,130
Intersegment	923	822

Subtotal	2,762,800	2,813,952
Smart life business-
External customers	364,924	370,817
Intersegment	8,893	11,136

Subtotal	373,817	381,953
Other businesses-
External customers	256,659	285,646
Intersegment	8,952	9,238

Subtotal	265,611	294,884

Segment total	3,402,228	3,490,789
Elimination	(18,768)	(21,196)

Consolidated	¥3,383,460	¥3,469,593

	Millions of yen
	Three months ended December 31, 2015	Three months ended December 31, 2016
Telecommunications business-
External customers	¥955,486	¥956,892
Intersegment	306	438

Subtotal	955,792	957,330
Smart life business-
External customers	124,391	127,329
Intersegment	3,115	4,256

Subtotal	127,506	131,585
Other businesses-
External customers	88,596	97,029
Intersegment	3,499	4,450

Subtotal	92,095	101,479

Segment total	1,175,393	1,190,394
Elimination	(6,920)	(9,144)

Consolidated	¥1,168,473	¥1,181,250

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Segment operating income (loss):

	Millions of yen
	Nine months ended December 31, 2015	Nine months ended December 31, 2016
Telecommunications business	¥616,344	¥744,186
Smart life business	48,984	58,651
Other businesses	20,177	39,499

Consolidated	¥685,505	¥842,336

	Millions of yen
	Three months ended December 31, 2015	Three months ended December 31, 2016
Telecommunications business	¥196,175	¥219,449
Smart life business	15,543	21,676
Other businesses	11,213	15,614

Consolidated	¥222,931	¥256,739

Segment operating income (loss) is segment operating revenues less segment operating expenses.

As indicated in “Note 2. (b) Change in Accounting Procedures for Consolidated Quarterly Financial Results,” previously, DOCOMO principally used the declining-balance method for calculating depreciation of property, plant, and equipment. Effective April 1, 2016, DOCOMO adopted the straight-line method of depreciation. As a result, compared with the depreciation method used prior to April 1, 2016, operating income for the Telecommunications business segment, Smart life business segment, and Other businesses segment for the nine months ended December 31, 2016 increased by ¥109,037 million, ¥108 million and ¥91 million, respectively. Operating income for the Telecommunications business segment, Smart life business segment, and Other businesses segment for the three months ended December 31, 2016 increased by ¥39,709 million, ¥56 million and ¥41 million, respectively.

DOCOMO does not disclose geographical information because the amounts of operating revenues generated outside Japan are immaterial.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

5. Income taxes:

Release of valuation allowance for deferred tax assets related to DOCOMO’s subsidiaries operating multimedia broadcasting business for mobile devices —

During the three months ended December 31, 2015, DOCOMO decided to terminate the multimedia broadcasting business for mobile devices of DOCOMO’s smart life business segment effective June 30, 2016.

In connection with the termination of the multimedia broadcasting business, DOCOMO concluded that it was more likely than not that the related deferred tax assets will be realized considering the availability of prudent and feasible tax-planning strategies in the tax jurisdictions of certain subsidiaries that operated the multimedia broadcasting business for mobile devices. Subsequently, during the three months ended December 31, 2015, DOCOMO released the entirety of the valuation allowance, as of April 1, 2015, for the related deferred tax assets of those subsidiaries.

As a result, an adjustment to the beginning balance of valuation allowance for the deferred tax assets in the amount of ¥32,698 million was recorded as an income tax benefit in “Income taxes-Deferred” of the consolidated statements of income for both the nine months and the three months ended December 31, 2015.

6. Contingencies:

(a) Litigation

DOCOMO is involved in litigation and claims arising in the ordinary course of business. DOCOMO believes that none of the litigation or claims outstanding, pending or threatened against DOCOMO would have a materially adverse effect on DOCOMO’s results of operations, financial position or cash flows.

(b) Guarantees

DOCOMO enters into agreements in the normal course of business that provide guarantees for counterparties. These counterparties include subscribers, related parties, foreign wireless telecommunications service providers and other business partners.

DOCOMO provides subscribers with guarantees for product defects of cellular phone handsets sold by DOCOMO, but DOCOMO is provided with similar guarantees by the handset vendors and no liabilities were recognized for these guarantees.

Though the guarantees or indemnifications provided in transactions other than those with the subscribers are different in each contract, the likelihood of almost all of the performance of these guarantees or indemnifications are remote and amount of payments DOCOMO could be claimed for is not specified in almost all of the contracts. Historically, DOCOMO has not made any significant guarantee or indemnification payments under such agreements. DOCOMO estimates the fair value of the obligations related to these agreements is not significant. Accordingly, no liabilities were recognized for these obligations.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

7. Fair value measurements:

Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value according to observability. The inputs are described as follows:

Level 1—quoted prices in active markets for identical assets or liabilities

Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset or liability

Level 3—unobservable inputs for the asset or liability

DOCOMO also distinguishes assets and liabilities measured at fair value every period on a recurring basis from those measured on a nonrecurring basis in certain circumstances.

(a) Assets and liabilities measured at fair value on a recurring basis

DOCOMO’s assets and liabilities measured at fair value on a recurring basis include available-for-sale securities and derivatives.

DOCOMO’s assets and liabilities that were measured at fair value on a recurring basis at March 31, 2016 and December 31, 2016 were as follows:

	Millions of yen
	March 31, 2016
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥86,530	¥86,530	¥—	¥—
Equity securities (foreign)	83,947	83,947	—	—
Debt securities (foreign)	5	5	—	—

Total available-for-sale securities	170,482	170,482	—	—

Derivatives
Foreign exchange forward contracts	16	—	16	—

Total derivatives	16	—	16	—

Total	¥170,498	¥170,482	¥16	¥—

Liabilities:
Derivatives
Foreign currency option contracts	¥2,415	¥—	¥2,415	¥—
Foreign exchange forward contracts	5	—	5	—

Total derivatives	2,420	—	2,420	—

Total	¥2,420	¥—	¥2,420	¥—

There were no transfers between Level 1 and Level 2.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

	Millions of yen
	December 31, 2016
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥91,367	¥91,367	¥—	¥—
Equity securities (foreign)	86,827	86,827	—	—
Debt securities (foreign)	5	5	—	—

Total available-for-sale securities	178,199	178,199	—	—

Derivatives
Foreign exchange forward contracts	4	—	4	—

Total derivatives	4	—	4	—

Total	¥178,203	¥178,199	¥4	¥—

Liabilities:
Derivatives
Foreign currency option contracts	¥998	¥—	¥998	¥—
Foreign exchange forward contracts	1	—	1	—

Total derivatives	999	—	999	—

Total	¥999	¥—	¥999	¥—

There were no transfers between Level 1 and Level 2.

Available-for-sale securities

Available-for-sale securities include marketable equity securities and debt securities, which are valued using quoted prices in active markets for identical assets. Therefore, these securities are classified as Level 1.

Derivatives

Derivative instruments are foreign currency option contracts and foreign exchange forward contracts, which are valued based on observable market data. Therefore, these derivatives are classified as Level 2.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

(b) Assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis in certain circumstances.

DOCOMO may be required to measure fair value of receivables held for sale, long-lived assets, equity securities whose fair values are not readily determinable, and other assets or liabilities on a nonrecurring basis.

DOCOMO’s assets that were measured at fair value on a nonrecurring basis for the nine months ended December 31, 2015 and 2016 were as follows:

	Millions of yen
	Nine months ended December 31, 2015
	Total	Level 1	Level 2	Level 3	Gains (losses) (before taxes)
Assets:
Receivables held for sale	¥817,997	¥—	¥817,997	¥—	¥(7,461)

	Millions of yen
	Nine months ended December 31, 2016
	Total	Level 1	Level 2	Level 3	Gains (losses) (before taxes)
Assets:
Receivables held for sale	¥798,949	¥—	¥798,949	¥—	¥(6,801)

DOCOMO’s assets that were measured at fair value on a nonrecurring basis for the three months ended December 31, 2015 and 2016 were as follows:

	Millions of yen
	Three months ended December 31, 2015
	Total	Level 1	Level 2	Level 3	Gains (losses) (before taxes)
Assets:
Receivables held for sale	¥499,827	¥—	¥499,827	¥—	¥(6,030)

	Millions of yen
	Three months ended December 31, 2016
	Total	Level 1	Level 2	Level 3	Gains (losses) (before taxes)
Assets:
Receivables held for sale	¥501,327	¥—	¥501,327	¥—	¥(5,510)

Receivables held for sale

Receivables held for sale are measured at the lower of cost or fair value.

Receivables held for sale are classified as Level 2. DOCOMO measures the fair value of the receivables held for sale by discounting, at LIBOR-based discount rates, estimated future cash flows while taking into account factors such as default probabilities and loss severity of similar trade receivables.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

8. Subsequent event:

None